Exhibit 4.69

Exclusive Business Cooperation Agreement

This Exclusive Business Cooperation Agreement (this “Agreement”) is entered into by and between the following parties on July 26, 2019 in Shenzhen, the People’s Republic of China (“China” or the “PRC”).

Party A:	Simo Music (Beijing) Co., Ltd.
Registered Address:	1st Floor, Building 195, No.1 District, Xijiao Beiwa Road, Haidian District, Beijing;

Party B:	Lianhe Wenyu (Shenzhen) Co., Ltd.
Registered Address:	Room 201, Building A, No.1 Qianwan First Road, Qianhai Shenzhen-Hongkong Cooperation Zone, Shenzhen (premise of Shenzhen Qianhai Commerce Secretariat Co., Ltd.)

Each of Party A and Party B shall be hereinafter referred to as a “Party” respectively, and as the “Parties” collectively.

Whereas,

1.

Party A is a wholly foreign owned enterprise established in the People’s Republic of China (the “China”), and has the necessary resources to provide technical services and business consulting services.

2.	Party B is a company established in China, which needs technical services and business consulting services during its operation.

3.

Party A agrees to provide Party B with exclusive technology services, consulting services and other services (as defined in detail hereunder) during the term of this Agreement, and Party B agrees to accept such services provided by Party A or Party A’s designee(s), each on the terms set forth herein.

Now, therefore, through mutual discussion, the Parties have reached the following agreements:

1.	Services Provided by Party A

1.1

Party B hereby appoints Party A as Party B’s exclusive services provider to provide Party B with comprehensive business support, technology services and consulting services during the term of this Agreement with the specific contents of all or part of the services determined by Party A from time to time within the business scope of Party B, including but not limited to: development and technical service of computer network technology; research and development and sales of computer software products; business information consultation; information technology service; design, production, agency and release of advertisements; import and export of goods and technology; organization of cultural and artistic activities; public relations services; organize exhibition activities; planning, design and prepare services related to literature, music and film and television activities; human resource management and internal information management; and other services provided by Party A from time to time according to business needs and the ability of service provider (the “Services”).

1.2

Party B agrees to accept all the consults and services provided by Party A. Party B further agrees that unless with Party A’s prior written consent, during the term of this Agreement, with respect to matters prescribed under this Agreement, Party B shall not accept any services provided by any third party and shall not establish corporation relationship with any third party. Party A may designate other parties, who may enter into certain agreements described in Section 1.3 with Party B, to provide Party B with the consults and services as set forth in this Agreement.

1.3

In order to meet Party B’s daily operational needs and assist Party B to obtain and maintain the relevant qualifications required for its business, Party A may provide financial support to Party B according to Party B’s request (only to the extent permitted by PRC laws).

1.4Ways of Service Provision

1.4.1

Party A and Party B agree that during the term of this Agreement, the Parties may directly, or through their related parties, enter into other technology service agreements and consulting service agreements, which shall provide the specific contents, manner, personnel, and fees for the specific technology and consults services.

1.4.2

To fulfill this Agreement, Party A and Party B agree that during the term of this Agreement, the Parties may directly, or through their related parties, enter into intellectual property (including but not limited to copyrights, software, trademarks, patents and know-hows) license agreements, which shall permit Party B to use Party A’s relevant intellectual property based on the needs of the business of Party B.

1.4.3

To fulfill this Agreement, Party A and Party B agree that during the term of this Agreement, the Parties may directly, or through their related parties, enter into equipment lease agreements, which shall permit Party B to use Party A’s relevant equipment based on the needs of the business of Party B.

1.4.4	Party A may, at its own discretion, subcontract part of the services to be provided to Party B under this Agreement to a third party.

1.4.5

To fulfill this Agreement, Party B agrees that: (a) Party B will accept Party A’s suggestions on personnel arrangement and transfer, daily operation, dividend distribution and financial management system of Party B and its subsidiaries during the term of this agreement, and Party B will procure itself and its subsidiaries to strictly abide by and perform accordingly; (b) Party A will elect the person designated by Party A to be the director of Party B in accordance with the procedures prescribed by laws, regulations and the articles of association of Party B and appoint the person designated by Party A as the manager of Party B; (c) Party B will operate the company’s business and affairs carefully and effectively and maintain the existence of Party B and its subsidiaries in accordance with sound financial and commercial standards and practices; (d) Party B will provide its business and financial materials to Party A as requested by Party A; (e) In order to maintain Party B’s ownership of all its assets, Party B shall sign all or appropriate documents, take all necessary or appropriate actions, submit all or appropriate complaints, or raise necessary and appropriate defenses against all claims.

2.	Service Fees and Payment, Financial Statement, Audit and Tax

2.1

The Parties hereby agree that for the Services provided by Party A, Party B shall pay 100% of its net income to Party A as the service fees (the “Service Fees”). Party B shall pay Service Fees to Party A monthly. Party A is entitled to adjust the Service Fess at its sole discretion without consent of Party B during the term of the Agreement. Within 30 days after the last day of each month, Party B shall, (a) provide Party A management statement and operation data of the current month of Party B, which shall specify Party B’s net income of the current month (the “Monthly Net Income”); (b) pay 100% of the Monthly Net Income to Party A (the “Monthly Payment”). After receiving the management statement and operation data, Party A shall issue the invoice of corresponding Services Fees to Party B with seven (7) working days. Party B shall pay the amount of the Service Fees stated in the invoice within seven (7) days after receipt of the invoice. All the payments shall be made to the bank account designated by Party A via remittance or the ways agreed by both Parties. The Parties agree that Party A may, from time to time, give notice to Party B to change the payment instruction.

2.2

Party B shall, within 90 days after the end of each fiscal year, (a) provide Party A with the audited financial statements of Party B for the current fiscal year, which shall be audited and certified by an independent certified public accountant approved by Party A; (b) if it is shown in accordance with the audited financial statements that there is any deficiency in the total amount of Monthly Payment paid by Party B to Party A for the current fiscal year, Party B shall pay Party A the difference

2.3	Party B shall prepare the financial statements in accordance with the requirements of laws and commercial practice.

2.4

Party B shall allow Party A and / or its designated auditors to audit Party B’s relevant account books and records at Party B’s main office and copy the required account books and records, so as to verify the accuracy of Party B’s incomes and financial statements.

2.5	Each Party shall bear its own taxes arising from the performance of this Agreement in accordance with the applicable laws and regulations.

3.	Intellectual Property Rights, Confidentiality Clauses and Anti-Competition

3.1

Party A shall have exclusive and proprietary ownership, rights and interests in any and all rights, proprietorship, proprietary ownership, intellectual properties arising out of or created during the performance of this Agreement, including but not limited to copyrights, patents, patent applications, trademarks, software, technical secrets, trade secrets and others, which are developed whether by Party A or Party B.  Party B shall execute all appropriate documents, take all appropriate actions, submit all filings and/or applications, render all appropriate assistance and otherwise conduct whatever is necessary as deemed by Party A at its sole discretion for the purposes of vesting any ownership, right or interest of any such intellectual property rights in Party A, and/or perfecting the protections for any such intellectual property rights in Party A.

3.2

The Parties acknowledge that any oral or written information exchanged between the Parties in connection with this Agreement are regarded as confidential information. Each Party shall maintain confidentiality of all such confidential information, and without obtaining the written consent of the other Party, it shall not disclose any relevant confidential information to any third party, except for the information that: (a) is or will be in the public domain (other than through the receiving Party’s disclosure); (b) is under the obligation to be disclosed pursuant to the applicable laws or regulations, rules of any stock exchange; or (c) is required to be disclosed by any Party to its shareholders, directors, employees, legal counsels or financial advisors regarding the transaction contemplated hereunder, provided that such shareholders, directors, employees, legal counsels or financial advisors shall be bound by the confidentiality obligations similar to those set forth in this Section. Disclosure of any confidential information by the employees of or agencies engaged by any Party shall be deemed disclosure of such confidential information by such Party and such Party shall be held liable for breach of this Agreement. This Section shall survive termination of this Agreement for any reason.

3.3

Without the consent of Party A, Party B shall not (directly or indirectly) engage in any business other than that permitted by Party B’s business license and business certificates, or directly or indirectly engage in any business competing with Party A’s business within the territory of China, including investing in any entities that conducting business in competition with Party A’s business, or any other business beyond the written consent of Party A.

3.4	Each Party agrees that this Section 3 survives the change, abolishment or termination of this Agreement.

4.Representations and Warranties

4.1	Party A hereby represents, warrants and covenants as follows:

4.1.1

Party A is a wholly foreign owned enterprise legally established and validly existing in accordance with the laws of the PRC. Party A or the service providers designated by Party A will obtain all government permits and licenses for providing the service under this Agreement before providing such services (if required).

4.1.2

Party A’s execution and performance of this Agreement is within its legal personality and business scope. Party A has taken all necessary corporate actions and obtained all necessary authorizations as well as all consents and approvals from third parties and government authorities for the execution, delivery and performance of this Agreement and do not violate any binding requirements under any law or regulation.

4.1.3	This Agreement constitutes Party A’s legal, valid and binding obligations, and shall be enforceable against it in accordance with its terms.

4.2	Party B hereby represents, warrants and covenants as follows:

4.2.1	Party B is a company legally established and validly existing in accordance with the laws of the PRC and has obtained and will maintain all permits and licenses for engaging in the main business.

4.2.2

Party B’s execution and performance of this Agreement is within its legal personality and business scope. Party B has taken all necessary corporate actions and obtained all necessary authorizations as well as all consents and approvals from third parties and government authorities for the execution, delivery and performance of this Agreement and do not violate any binding requirements under any law or regulation.

4.2.3	This Agreement constitutes Party B’s legal, valid and binding obligations, and shall be enforceable against it in accordance with its terms.

5.Effectiveness and Term of Agreement

5.1

This Agreement is executed on the date first above written and shall take effect from such date. Unless terminated in accordance with the provisions of this Agreement or terminated in writing by Party A, this Agreement shall remain effective.

5.2

During the term of this Agreement, each Party shall renew its operation term in a timely manner prior to the expiration thereof so as to enable this Agreement to remain effective. This Agreement shall be terminated upon the expiration of the operation term of a Party if the application for renewal of its operation term is not approved by relevant government authorities.

6.Termination

6.1	The rights and obligations under Section 3, 7, 8 and this Section 6 shall survive the termination of this Agreement.

6.2

The early termination or expiration of this agreement for any reason shall not relieve either Party of all payment obligations (including but not limited to Service Fees) under this Agreement that are due on or prior to the termination of this Agreement, nor shall it relieve either Party of any liability for breach of this Agreement prior to the termination of this Agreement. The Service Fees payable prior to the termination of this Agreement shall be paid to Party A within fifteen (15) working days from the date of termination of this Agreement.

7.Governing Law and Disputes Resolution

7.1	The execution, effectiveness, construction, performance, amendment and termination of this Agreement and the resolution of disputes hereunder shall be governed by the laws of the PRC.

7.2

In the event of any dispute with respect to the construction and performance of this Agreement, the Parties shall first resolve the dispute through friendly negotiations.  In the event the Parties fail to reach an agreement on the dispute within 30 days, either Party may submit the relevant dispute to the China International Economic and Trade Arbitration Commission for arbitration, in accordance with its arbitration rules. The arbitration shall be conducted in Shenzhen and the language is Chinese. The arbitration award shall be final and binding to all Parties.

7.3

Upon the occurrence of any disputes arising from the construction and performance of this Agreement or during the pending arbitration of any dispute, except for the matters under dispute, the Parties shall continue to exercise their respective rights under this Agreement and perform their respective obligations under this Agreement.

7.4

After the signature date of this agreement, if at any time, as a result of the enactment or change of any PRC law, regulation or regulation, or due to the change in the interpretation or application of such law, regulation or rules, the following provisions shall apply: (a) If the change of laws or newly issued regulations is more favorable for either Party than the relevant laws, regulations, decrees or regulations in effect on the effective date of this Agreement (and the other Party is not affected adversely), both Parties shall timely apply for the benefits brought by such change or new regulations. The parties shall use their best efforts to obtain the approval of the application; and (b) this Agreement shall continue to be executed in accordance with the original terms if the economic interests of either Party under this Agreement are directly or indirectly adversely affected as a result of the above changes in laws or newly promulgated provisions. The Parties shall use all lawful means to obtain an exemption from compliance with such change or regulations. If the adverse effects on the economic interests of either Party cannot be solved in accordance with the provisions of this Agreement, upon notice to the other Party by the affected Party, both Parties shall timely negotiate and make all necessary modifications to this Agreement to maintain the economic interests of the affected Party under this Agreement.

8.Breach of Agreement and Indemnification

8.1

If Party B conducts any material breach of any term of this Agreement, Party A shall have right to terminate this Agreement and/or require Party B to indemnify all damages. This Section 8.1 shall not prejudice any other rights of Party A herein.

8.2	Unless otherwise required by applicable laws, Party B shall not have any right to terminate this Agreement in any event.

8.3

Party B shall indemnify and hold harmless Party A from any losses, injuries, obligations or expenses caused by any lawsuit, claims or other demands against Party A arising from or caused by the consults and services provided by Party A to Party B pursuant this Agreement, except where such losses, injuries, obligations or expenses arise from the gross negligence or willful misconduct of Party A.

9.Force Majeure

9.1

In the case of any force majeure events (the “Force Majeure”) such as earthquake, typhoon, flood, fire, flu, war, strikes or any other events that cannot be predicted and are unpreventable and unavoidable by the affected Party, which directly causes the failure of either Party to perform or completely perform this Agreement, then the Party affected by such Force Majeure shall not take any responsibility for such failure, however it shall give the other Party written notices without any delay, and shall provide details of such event within 15 days after sending out such notice, explaining the reasons for such failure of, partial or delay of performance.

9.2

If such Party claiming Force Majeure fails to notify the other Party and furnish it with proof pursuant to the above provision, such Party shall not be excused from the non-performance of its obligations hereunder. The Party so affected by the event of Force Majeure shall use reasonable efforts to minimize the consequences of such Force Majeure and to promptly resume performance hereunder whenever the causes of such excuse are cured. Should the Party so affected by the event of Force Majeure fail to resume performance hereunder when the causes of such excuse are cured, such Party shall be liable to the other Party.

9.3

In the event of Force Majeure, the Parties shall immediately consult with each other to find an equitable solution and shall use all reasonable efforts to reduce the consequences of such Force Majeure.

10.Notices

10.1

All notices and other communications required or permitted to be given pursuant to this Agreement shall be delivered personally or sent by registered mail, postage prepaid, by a commercial courier service or by facsimile transmission to the address of such Party set forth below. A confirmation copy of each notice shall also be sent by email. The dates on which notices shall be deemed to have been effectively given shall be determined as follows:

10.1.1	Notices given by personal delivery, by courier service or by registered mail, postage prepaid, shall be deemed effectively given on the date of receipt or refusal at the address specified for notices.

10.1.2	Notices given by facsimile transmission shall be deemed effectively given on the date of successful transmission (as evidenced by an automatically generated confirmation of transmission).

10.2	For the purpose of notices, the addresses of the Parties are as follows:

Party A:	Simo Music (Beijing) Co., Ltd.
Address:	5th Floor (Gate C7), South District, National Convention Center, No. 7, Tianchen East Road, Chaoyang District, Beijing
Attn:	Legal Management Department-Investment and M&A Legal
Email：	[ ]

Party B:	Lianhe Wenyu (Shenzhen) Co., Ltd.
Address:	Room 2606, Building 2, Huamao Center, No.79 Jianguo Road, Chaoyang District, Beijing
Attn:	Kang Sihan
Email：	[ ]

10.3	Any Party may at any time change its address for notices by delivering notice to the other Party in accordance with the terms hereof.

11.Assignment

11.1	Without Party A’s prior written consent, Party B shall not assign its rights and obligations under this Agreement to any third party.

11.2

Party B agrees that Party A may assign its obligations and rights under this Agreement to any third party and Party A is only required to give written notice to Party B and does not need any consent from Party B for such assignment.

12.Severability

In the event that one or several of the provisions of this Agreement are found to be invalid, illegal or unenforceable in any aspect in accordance with any laws or regulations, the validity, legality or enforceability of the remaining provisions of this Agreement shall not be affected or compromised in any aspect. The Parties shall negotiate in good faith to replace such invalid, illegal or unenforceable provisions with effective provisions that accomplish to the greatest extent permitted by law and the intentions of the Parties, and the economic effect of such effective provisions shall be as close as possible to the economic effect of those invalid, illegal or unenforceable provisions.

13.Amendments and Supplements

Any amendments and supplements to this Agreement shall be in writing.  The amendment agreements and supplementary agreements that have been signed by the Parties and relate to this Agreement shall be an integral part of this Agreement and shall have the same legal validity as this Agreement.

14.Language and Counterparts

This Agreement is written in Chinese with each Party having one copy with the same legal effect.

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IN WITNESS WHEREOF, the Parties have caused their authorized representatives to execute this Exclusive Business Cooperation Agreement as of the date first above written.

Party A:	Simo Music (Beijing) Co., Ltd.

/s/ Seal of Simo Music (Beijing) Co., Ltd.

Party B:	Lianhe Wenyu (Shenzhen) Co., Ltd.

/s/ Seal of Lianhe Wenyu (Shenzhen) Co., Ltd.